 FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For The Plan Period Ended December 31, 2000

 Commission File Number 1-5358

SUNDSTRAND CORPORATION
ROCKFORD FACTORY EMPLOYEE SAVINGS PLAN

UNITED TECHNOLOGIES CORPORATION
One Financial Plaza
Hartford, Connecticut 06101

 FINANCIAL STATEMENTS OF THE SUNDSTRAND
CORPORATION ROCKFORD FACTORY EMPLOYEE SAVINGS PLAN

REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrator of the
Sundstrand Corporation
Rockford Factory Employee Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Sundstrand Corporation Rockford Factory Employee Savings Plan (the "Plan") at December 31, 2000 and December 31, 1999, and the changes in net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Hartford, Connecticut
June 29, 2001

Sundstrand Corporation Rockford Factory
Employee Savings Plan
Statement of Net Assets Available for Benefits
(Thousands of Dollars)

	December 31, 2000	December 31, 1999

Assets:
Investments (Note 3)	$38,467	$41,333
Loans to participants	2,633	2,461

Net Assets Available for Benefits	$41,100	$43,794
	======	======

The accompanying notes are an integral part of these financial statements.

Sundstrand Corporation Rockford Factory
Employee Savings Plan
Statement of Changes in Net Assets Available for Benefits
(Thousands of Dollars)

Year Ended December 31, 2000
Additions to net assets attributed to:
Investment income:
Net depreciation in fair value of investments	$(4,070)
Interest	191
Dividends	2,720

Contributions:
Employer’s	405
Participants'	3,814
Total additions	3,060

Deductions from net assets attributed to:
Distributions to participants	(5,744)
Administrative expenses	(10)
Total deductions	(5,754)

Net decrease	(2,694)

Net Assets Available for Benefits, December 31, 1999	43,794
======
Net Assets Available for Benefits, December 31, 2000	$41,100
======

The accompanying notes are an integral part of these financial statements.

Sundstrand Corporation Rockford Factory
Employee Savings Plan
Notes to Financial Statements

NOTE 1 - DESCRIPTION OF THE PLAN

General. The Sundstrand Corporation Rockford Factory Employee Savings Plan (the "Plan") is a defined contribution plan covering all regular, hourly employees in the collective bargaining unit represented by the U.A.W. and its Local Union No. 592 at the Rockford, Illinois plant of the Hamilton Sundstrand Corporation. The following is a brief description of the Plan. For more complete information, participants should refer to the Plan document.

On June 10, 1999, United Technologies Corporation ("UTC") acquired Sundstrand Corporation and merged it with its Hamilton Standard division to form a wholly owned subsidiary, Hamilton Sundstrand Corporation. This Plan will continue to operate unless affected by any future collective bargaining agreements.

Contributions and Vesting. Participants may elect to contribute, through payroll deductions, up to 20 percent of their eligible compensation, as defined by the Plan. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan offered 26 investment options to the participants during the year ended December 31, 2000:  UTC Stock Fund; seven Growth Funds; five Growth and Income Funds; three Balanced Funds; four Life Strategy Funds; four Fixed Income Funds; and two Money Market Funds. Plan participants also had the option of electing life insurance coverage through the Life Insurance Fund. Under this option, participant contributions were used to purchase life insurance coverage for the participant and/or his or her beneficiaries. Effective July 1, 1996, new policies or increased coverage through the Life Insurance Fund were no longer available. Existing policies were unchanged and premium deductions for those policies will continue. Transamerica Assurance Company is the carrier of life insurance coverage. Participant contributions, plus actual earnings thereon, are fully vested at all times under the Plan.

Effective July 1, 2000, UTC's matching contribution is $1.00 on $1.00 of the participant’s eligible contributions from the first 3 percent of base pay. Employer and participant contributions are deposited into the investment funds in accordance with the participants’ elections.

Participant Accounts. Interest, dividends, and realized and unrealized gains and losses on investments of the funds are allocated directly to each participant's account by Vanguard Fiduciary Trust Company ("Vanguard"). Forfeited balances of terminated participants’ nonvested amounts are used to reduce future employer contributions.  For the year ended December 31, 2000, there were no forfeitures used to reduce employer contributions.

Trustee and Recordkeeper. All of the Plan's assets are held by Vanguard, the Plan trustee, who also has participant account recordkeeping responsibilities.

Participant Loans. Participants may elect to borrow from their balance in any of the funds, except the Life Insurance Fund, a minimum of $500 up to a maximum of $50,000 or 50 percent of their account balance, whichever is less. Participants borrowing from their accounts for the purpose of purchasing a principal residence may select a repayment term of up to 15 years, with all other loans having a repayment term of not more than five years. Loans are repaid with interest, through equal payroll deductions over the loan term. The interest rate is equal to the prime rate, published in The Wall Street Journal on the last business day of each month. Loan payments are allocated between the individual funds based on the respective contribution percentage at the time of repayment.

Payment of Benefits. Generally, on termination of service due to death, disability, or retirement, benefits are paid in a lump sum to a terminating participant.

Other. The Sundstrand Stock Fund was liquidated upon the merger of Sundstrand Corporation and a subsidiary of UTC. Each share of Sundstrand common stock in the Sundstrand Stock Fund was converted into a cash portion plus a UTC stock portion in accordance with the merger agreement dated February 21, 1999. The cash portion was $35.00 per share and was deposited in the Vanguard Treasury Money Market Fund. The portion converted to UTC stock was deposited in the UTC Stock Fund. Currently, no further contributions can be made to this fund.

NOTE 2 - SUMMARY OF ACCOUNTING PRINCIPLES

Basis of Accounting. The financial statements of the Plan are prepared under the accrual method of accounting, except for benefits, which are recorded when paid.

Investment Valuation and Income Recognition. The Plan's investments are stated at fair value as determined by the Plan Trustee, typically by reference to published market data. The UTC Stock Fund is valued at its year-end unit closing price (comprised of year-end market price plus the cash position that has not been invested in UTC stock). Participant loans are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date.

Plan Expenses. Terminated and retired participants who do not elect to receive a lump sum distribution pay an annual administration fee. All other administrative expenses, such as Trustee and recordkeeping fees, were paid directly by the employer in 2000.

Use of Estimates. The preparation of financial statements requires UTC management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

NOTE 3 - INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan's net assets:

	December 31, 2000	December 31, 1999
(Thousand of Dollars, except unit amounts)

Vanguard 500 Index Fund, 53,780 and 56,688 units, respectively	$6,554	$7,671

Vanguard Growth Index Fund, 68,085 units in 1999	N/A	2,684

Vanguard Treasury Money Market Fund, 7,503,296 and 8,810,071 units, respectively	7,503	8,810

Vanguard U.S. Growth Fund, 181,345 and 130,966 units, respectively	5,014	5,700

Vanguard Windsor II Fund, 122,212 and 132,546 units, respectively	3,324	3,309

United Technologies Stock Fund, 61,691 and 86,272 units, respectively	3,205	3,682

During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by approximately $4,070,000. Mutual Fund investments depreciated by $4,608,000 and the UTC Stock Fund appreciated by $538,000.

NOTE 4 - RELATED-PARTY TRANSACTIONS

Certain Plan investment options are managed by Vanguard Fiduciary Trust Company. Vanguard is the Plan's trustee and recordkeeper, as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

NOTE 5 - PLAN TERMINATION

Although it has not expressed any intent to do so, UTC, subject to a collective bargaining agreement, has the right under the Plan to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). In the event of Plan termination, participants will become fully vested in their account balances.

NOTE 6 - TAX STATUS

The Internal Revenue Service has determined on March 8, 1996, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administration and legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Supplemental Schedule
Sundstrand Corporation Rockford Factory
Employee Savings Plan
Assets Held for Investment Purposes
December 31, 2000
(a)	(b) Identity of issue, borrower lessor or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Current Value

*	Vanguard Group of Investments	Treasury Money Market Fund	$7,503,296
*	Vanguard Group of Investments	S&P 500 Index Fund	6,553,605
*	Vanguard Group of Investments	U.S. Growth Fund	5,014,177
*	Vanguard Group of Investments	Windsor II Fund	3,324,177
*	Vanguard Group of Investments	United Technologies Stock Fund	3,205,488
*	Vanguard Group of Investments	Growth Index Fund	1,938,596
*	Vanguard Group of Investments	Prime Money Market Fund	1,546,491
*	Vanguard Group of Investments	Explorer Fund	1,508,575
*	Vanguard Group of Investments	International Growth Fund	1,311,735
*	Vanguard Group of Investments	Life Strategy Moderate Growth Fund	887,110
*	Vanguard Group of Investments	Extended Market Index Fund	751,004
*	Vanguard Group of Investments	Growth and Income Fund	750,460
*	Vanguard Group of Investments	Life Strategy Growth Fund	742,662
*	Vanguard Group of Investments	STAR Fund	586,405
*	Vanguard Group of Investments	Wellesley Income Fund	468,833
*	Vanguard Group of Investments	Long-Term Treasury Fund	402,344
*	Vanguard Group of Investments	Short-Term Treasury Fund	327,712
*	Vanguard Group of Investments	Life Strategy Conservative Growth Fund	316,076
*	Vanguard Group of Investments	Balanced Index Fund	291,084
*	Vanguard Group of Investments	Emerging Markets Index Fund	277,187
*	Vanguard Group of Investments	Total Stock Market Index Fund	238,180
*	Vanguard Group of Investments	Total Bond Market Index Fund	196,409
*	Vanguard Group of Investments	Pacific Stock Index Fund	160,857
*	Vanguard Group of Investments	European Stock Index Fund	103,428
*	Vanguard Group of Investments	Life Strategy Income Fund	53,468
*	Vanguard Group of Investments	Intermediate-Term Corporate Fund	7,945
	Plan Participants	Participant Loans Receivable	2,632,644

* Indicates an identified person known to be a party-in-interest to the Plan

SIGNATURES

The Plan (or other persons who administer the employee benefit plan), pursuant to the requirements of the Securities Exchange Act of 1934, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SUNDSTRAND CORPORATION ROCKFORD
FACTORY EMPLOYEE SAVINGS PLAN

Dated: June 29, 2001        By:      /s/  Laurie P. Havanec
                                                 Laurie P. Havanec
                                                 Director, Employee Benefits and Human Resources Systems
                                                 United Technologies Corporation